mk

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15046005

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67918 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REYNOLDS ADVISORY PARTNERS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 S. FIGUEROA STREET, SUITE 2601
(No. and Street)

LOS ANGELES (City) CA (State) 90015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUGLAS E. REYNOLDS 626-316-6090 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARDING AND HITTESDORF, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. CHERRY STREET, SUITE 1050 (Address) DENVER (City) CO (State) 80246 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
REGISTRATIONS BRANCH
04

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PB
3/13/15

## OATH OR AFFIRMATION

I, DOUGLAS E. REYNOLDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REYNOLDS ADVISORY PARTNERS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

JULIANA SERNAS
Commission # 2046865
Notary Public - California
Los Angeles County
My Comm. Expires Nov 22, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REYNOLDS ADVISORY PARTNERS, LLC
(SEC File No. 8-67918)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2014
and Report of Independent Registered Accounting Firm on Exemption Report
and Independent Accountant's Agreed-Upon Procedures Report on
Schedule of Assessment and Payments (Form SIPC-7)

REYNOLDS ADVISORY PARTNERS, LLC

TABLE OF CONTENTS


| | Page |
|---|---|
| REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 1-2 |
| FINANCIAL STATEMENTS | |
| Statement of Financial Condition | 3-4 |
| Statement of Operations | 5 |
| Statement of Member's Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8-10 |
| Supplemental Information | 11-12 |
| Report of Independent Registered Pulic Accounting Firm on Exemption Report | 13-14 |
| Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (SIPC-7) | 15-16 |

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member
Reynolds Advisory Partners, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of Reynolds Advisory Partners, LLC (a limited liability company) as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Reynolds Advisory Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reynolds Advisory Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Reynolds Advisory Partners, LLC's financial statements. The supplementary information contained in Schedules I and II is the responsibility of Reynolds Advisory Partners, LLC's management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
February 23, 2015

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ | 266,495 |
| Accounts receivable | | 635 |
| Prepaid expenses | | 20,957 |
| Total Current Assets | | 288,087 |
| PROPERTY AND EQUIPMENT, at cost: | | |
| Equipment | | 33,358 |
| Furniture | | 20,320 |
| | | 53,678 |
| Less accumulated depreciation | | 53,678 |
| Net property and equipment | | - |
| OTHER ASSET: | | |
| Deposit | | 2,000 |
| TOTAL ASSETS | $ | 290,087 |

The accompanying notes are an integral part of these financial statements.

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accrued expenses | $ | 8,912 |
| Total current liabilities | | 8,912 |
| MEMBER'S EQUITY | | 281,175 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 290,087 |

The accompanying notes are an integral part of these financial statements.

## REYNOLDS ADVISORY PARTNERS, LLC

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| REVENUES: | | |
| Advisory services | $ | 1,412,250 |
| | | |
| OPERATING EXPENSES: | | |
| Salaries, taxes and benefits | | 895,895 |
| Rent | | 57,957 |
| Commissions | | 52,500 |
| Professional fees | | 36,946 |
| Computer and internet | | 36,276 |
| Advertising | | 22,469 |
| Travel | | 20,297 |
| Office expense | | 16,794 |
| Telephone | | 8,099 |
| Miscellaneous | | 7,247 |
| Regulatory fees | | 5,401 |
| Insurance | | 4,628 |
| Total operating expenses | | 1,164,509 |
| NET INCOME | $ | 247,741 |

The accompanying notes are an integral part of these financial statements.

REYNOLDS ADVISORY PARNTERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| BALANCE, JANUARY 1, 2014 | $ 183,434 |
| Member distribution | (150,000) |
| Net income | 247,741 |
| BALANCE, DECEMBER 31, 2014 | $ 281,175 |

The accompanying notes are an integral part of these financial statements.

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 247,741 |
| Adjustments to reconcile net income to net cash used by operations: | |
| Increase (decrease) in cash resulting from changes in: | |
| Accounts receivable | 14,365 |
| Prepaid expenses | (19,995) |
| Accrued expenses | 5,072 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 247,183 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Member distribution | (150,000) |
| NET CASH USED FOR FINANCING ACTIVITIES | (150,000) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 97,183 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 169,312 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 266,495 |
| Supplemental disclosure of non cash data | |
| Taxes paid | $ 4,100 |

The accompanying notes are an integral part of these financial statements.

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

## A. Summary of Significant Accounting Policies

### Organization

Reynolds Advisory Partners, LLC (the Company) is a FINRA member Broker/Dealer specializing in mergers and acquisitions, capital raising and related financial advisory services focused on middle market clients nationwide.

### Cash and cash equivalents

The Company considers cash in banks and investments with original maturities of three months or less to be cash equivalents.

### Accounts Receivable

Accounts receivable represent engagement fees billed and not collected less an allowance for doubtful accounts, if applicable. No allowance for doubtful accounts was deemed necessary at December 31, 2014.

### Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of 3 to 5 years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

### Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

### Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

A. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is not a taxpaying entity for federal income tax paying purposes. The Company does file a Limited Liability Company Return of Income for the state of California. Accordingly, no federal income tax expense has been recorded in the financial statements. Income of the Company is taxed on the federal level to the member in its tax return.

Uncertain Tax Positions

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2014 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2011 through 2013 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Statement Classification of Interest and Penalties

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2014.

B. Subsequent Events

Management has reviewed subsequent events through February 23, 2015, which is the date the financial statements were available to be issued.

C. Significant Clients

The Company derived 86% of their revenue from three key clients during the year ended December 31, 2014. However, the makeup of the Company's client base will vary from year to year. Accordingly, an annual concentration in revenue from the same clients is remote.

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2012, the Company's net capital was $257,583 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

E. Commitment

Lease Commitment

In August, 2014, the Company entered into a lease agreement for office space. The lease expires August 9, 2015. The Company incurred rent expense of $57,957 for the year ended December 31, 2014

Future minimum lease payments under the terms of this lease are:

| | |
|---|---|
| 2015 and total | $ 47,026 |

SUPPLEMENTARY INFORMATION

## REYNOLDS ADVISORY PARTNERS, LLC

## SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

## DECEMBER 31, 2014

### COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

| | |
|---|---|
| MEMBER'S EQUITY | $ 281,175 |
| DEDUCTIONS:<br>Nonallowable assets | (23,592) |
| NET CAPITAL | $ 257,583 |
| MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000) | $ 5,000 |

### AGGREGATE INDEBTEDNESS

| | |
|---|---|
| TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS | $ 8,912 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0346:1 |

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

REYNOLDS ADVISORY PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Reynolds Advisory Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reynolds Advisory Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Reynolds Advisory Partners, LLC stated that Reynolds Advisory Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Reynolds Advisory Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reynolds Advisory Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

H & H, P.C.

Harding and Hittesdorf, P.C.
Denver, Colorado
February 23, 2015

REYNOLDS
Advisory Partners, LLC
Middle Market Investment Banking

## ASSERTIONS REGARDING EXEMPTION PROVISIONS.

We, as members of management of Reynolds Advisory Partners, LLC (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the seven month period from June 1, 2014 through December 31, 2014.

Reynolds Advisory Partners, LLC

By: [signature]

Douglas E. Reynolds, President
Name and Title

December 31, 2014
Date

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

# INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To The Member
Reynolds Advisory Partners, LLC
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Reynolds Advisory Partners, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Reynolds Advisory Partners, LLC's compliance with the applicable instructions of Form SIPC-7. Reynolds Advisory Partners, LLC's management is responsible for Reynolds Advisory Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [financial statements] supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 23, 2015

SIPC-7

(33 REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33 REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*********1159*******************ALL FOR AADC 900
067918 FINRA DEC
REYNOLDS ADVISORY PARTNERS LLC
900 S FIGUEROA ST APT 2601
LOS ANGELES CA 90015-3929

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3,530.63

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,493.13 ) P 3/4

9/8/2014
Date Paid

C. Less prior overpayment applied ( Ø )

D. Assessment balance due or (overpayment) 2,037.50

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,037.50

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,037.50 √ pd 1/22/2015 ck 1699

H. Overpayment carried forward $( Ø )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Reynolds Advisory Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 22 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ___ Received ___ Reviewed ___

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

P 1/4

V-Verified
[illegible]

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,412,250 √ |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | Ø |
| (2) Net loss from principal transactions in securities in trading accounts. | Ø |
| (3) Net loss from principal transactions in commodities in trading accounts. | Ø |
| (4) Interest and dividend expense deducted in determining item 2a. | Ø |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | Ø |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | Ø |
| (7) Net loss from securities in investment accounts. | Ø |
| Total additions | Ø |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | Ø |
| (2) Revenues from commodity transactions. | Ø |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | Ø |
| (4) Reimbursements for postage in connection with proxy solicitation. | Ø |
| (5) Net gain from securities in investment accounts. | Ø |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | Ø |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | Ø |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | Ø |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø | |
| Enter the greater of line (i) or (ii) | Ø |
| Total deductions | Ø |
| 2d. SIPC Net Operating Revenues | $ 1,412,250 |
| 2e. General Assessment @ .0025 | $ 3,530.63 |
| | (to page 1, line 2.A.) |



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